Room 4561

April 3, 2007

Mr. Christopher L. Gorgone
Executive Vice President and Chief Financial Officer
Moldflow Corporation
492 Old Connecticut Path
Suite 401
Framingham, MA 01701

> **RE: Moldflow Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2006**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2006**
> **and December 31, 2006**
> **File No. 0-30027**

Dear Mr. Gorgone:

We have reviewed your response letter dated March 22, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 1

1. We note that total revenue attributed to each customer type within each geographic region in your analysis of VSOE equals only a portion of the Company's total revenues for 2006 and according to line 53 of your response letter, only indicates a small exclusion of revenues derived from indirect channels in Europe. Tell us what the remaining revenues relate to and why this was excluded from the Company's analysis. In this regard, we note the geographic information provided on page F-31 of Note 20 where you indicate that revenues from Asia/Australia totaled $21,969 versus the amount provided in Table C to

your response and revenues for Europe totaled $21,263 versus the amount provided in your response. Please provide your analysis of the VSOE of PCS for the regions excluded in your previous response.

Prior Comment no. 2

2. While we note that the Company believes that "the application of various VSOE rates" results in "very similar PCS values in terms of absolute dollars, regardless of region" and that "on average" PCS "in a bundled deal represents a portion of the value of the net software license fee" in all regions, it is unclear how you determined that the average absolute value or average relative fair value is representative of VSOE in your European region. In this regard, we note that only a portion of all transactions (for Italy, Ireland, France and Germany) fall within an acceptable deviation of the average selling price. It is not clear from your analysis how the Company determined that these percentages are representative of "a concentration of pricing which is sufficient to demonstrate the existence of VSOE" for your European sales. Regardless of the fact that the averages dollars and average rates are similar to your other regions (North America, Japan) it does not appear that the majority of your European sales even fall within the range of such averages. Please explain.

3. We note that during fiscal 2006 the Company began including contractual renewal rates in your European contracts. Tell us what percentage of your revenues in your European region was from contracts that included contractual renewal rates and what percentage of such revenues was from contracts that did not include contractual renewal rates.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief